March 29, 2024

VIA EDGAR TRANSMISSION

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: SiSi Cheng and Hugh West

Re: WHIRLPOOL CORPORATION/DE/

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 001-03902

Dear Mr. West,

This letter is submitted by Whirlpool Corporation (“Whirlpool”) in response to the comment letter of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission, dated March 28, 2024, containing comments on the above-referenced filing and requesting a response from Whirlpool within ten business days.

This letter confirms our telephone conversation on March 29, 2024 regarding Whirlpool’s request for an extension to respond to the comment letter. Whirlpool currently expects to respond to the comment letter on or about April 30, 2024.

Please do not hesitate to contact the undersigned if you have any questions regarding this letter.

Sincerely,

/s/ Bridget K. Quinn
Bridget K. Quinn
Deputy General Counsel and Corporate Secretary

Whirlpool Corporation Global Headquarters

2000 N. M63

Benton Harbor, MI 49022

269-923-5000

cc:	James W. Peters, Executive Vice President and Chief Financial and Administrative Officer

Christopher S. Conley, Vice President and Corporate Controller

Kyle P. De Jong, Senior Vice President, General Counsel and Chief Compliance Officer

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